LogicMark, Inc.

2801 Diode Lane

Louisville, KY 40299

February 12, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington D.C. 20549

RE:	LogicMark, Inc.
File No. 333-284135
Registration Statement on Form S-1, as amended

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), LogicMark, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) so as to become effective on Friday, February 14, 2025, at 5:00 p.m. Eastern Time, or as soon thereafter as practicable.

The Registrant understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed sale of the securities specified in the Registration Statement by the Registrant.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Sullivan & Worcester LLP, by calling David Danovitch at (212) 660-3060, or in his absence, Michael DeDonato at (212) 660-3038, or in his absence, Hermione Krumm at (212) 660-3012. We also respectfully request that a copy of the written order from the Commission verifying the effective date and time of the Registration Statement be sent to Mr. Danovitch via email at ddanovitch@sullivanlaw.com.

Sincerely,

LogicMark, Inc.

By:	/s/ Mark Archer
Mark Archer
Chief Financial Officer

cc:	Chia-Lin Simmons, LogicMark, Inc.
David E. Danovitch, Sullivan & Worcester LLP
Michael DeDonato, Sullivan & Worcester LLP Hermione M. Krumm, Sullivan & Worcester LLP